

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2023

Shaozhang Lin
Chief Executive Officer
Youxin Technology Ltd
Room 802, 803, No. 13 Hai'an Road
Tianhe District, Guangzhou
Guangdong Province, People's Republic of China

> **Re: Youxin Technology Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 16, 2023**
> **File No. 333-274404**

Dear Shaozhang Lin:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

Summary Consolidated Financial Data, page 13

1. Please revise to include pro forma per share information for fiscal year ended September 30, 2022. In this regard, we acknowledge that our prior comment 2 inadvertently referred to fiscal year 2022 instead of fiscal 2021. Refer to Item 11-02(12)(c)(2) of Regulation S-X.

Factors Affecting Our Performance, page 54

2.   Please address the following as it relates to your revised disclosures in response to prior comment 5:
   - Clarify whether, for each periods presented, all of your professional services customers are also payment channel customers. If so, revise throughout to clearly explain the overlapping nature of these customer bases.
   - If true, ensure it is clear from any revised disclosures that your total customer count includes both professional services and payment channel services. In this regard, you refer to 22 customers using your professional services and 22 customers for your payment channel services for the six months ended March 31, 2023, which implies a total customer base of 44 customers.
   - Clarify whether the number of lost customers represent customers that purchased both professional services and payment channel.

3.   We note that you revised your calculation of customer renewal rate to now refer to customers who chose to renew their contracts divided by customers who need to renew their contracts as defined by your revenue recognition from professional services. Please revise to explain what is meant by customers who "need to renew." Also, clarify what customer base is included in this calculation. In this regard, tell us and revise to disclose whether customer renewal rate includes all professional service customers (i.e., customized CRM system development, additional functional development and subscription service customers) and whether payment channel service customers are factored into this calculation. To the extent only a portion of your customer base is reflected in this measure, explain why, and revise to disclose the percentage of revenue recognized for each period presented from the customer base reflected in this measure.

4.   We note from your revised disclosures that net dollar expansion rate is calculated by taking revenue generated from renewing customers during the stated fiscal year divided by renewing customers from the previous fiscal year end. Please address the following:
   - Tell us whether this calculation starts with the base of renewing customers at the end of the prior period and compares such revenue to the same set of customers at the end of the current fiscal period.
   - Clarify whether lost customers are included in this calculation.
   - Explain what is meant by "renewing customer" and specifically address whether all professional service customers (i.e., customized CRM system development, additional function development and subscription service customer) and payment channel services customers are included in this calculation.
   - To the extent this metric is based on a subset of your customer base, explain why, and revise to disclose the percentage of revenue generated from the customer base represented in this measure.
   - Provide us with a sample calculation for fiscal 2022 that supports your disclosures.

General

5.   We note your responses to prior comments 1 and 3; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations and it continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 17, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. As a nonexclusive example, on page 23, you no longer address the validity, enforceability and scope of protection of intellectual property rights within China. Please tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anthony Basch